SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                          JOURNAL COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)

                CLASS B-1 COMMON STOCK, par value $.01 per share
                CLASS B-2 COMMON STOCK, par value $.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
                                 --------------
                                 (CUSIP Number)

                               September 29, 2003
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

|X|   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------           ---------------------------

     CUSIP No.: Not Applicable                     Page 2 of 6 Pages

-----------------------------------           ---------------------------

================================================================================
 1          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                     The Journal Company
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin
--------------------------------------------------------------------------------
        NUMBER OF             5       SOLE VOTING POWER

          SHARES                               0

       BENEFICIALLY

         OWNED BY

           EACH

        REPORTING

          PERSON

           WITH
                            ----------------------------------------------------
                              6       SHARED VOTING POWER

                                               0

                            ----------------------------------------------------
                              7       SOLE DISPOSITIVE POWER

                                               8,676,705 (1)

                            ----------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                               0

--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     8,676,705 (1)

--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          |_|

                     Not Applicable

--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     10.6% (2)

--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                     CO

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.*

(1) This amount includes shares of Class B-1 Common Stock and shares of Class B-2 Common Stock, which have identical rights, preferences and limitations (other than the date on which the shares become convertible into Class A Common Stock). Upon the lapse of certain periods specified in the Issuer's articles of incorporation, which periods are in excess of 60 days, the shares of Class B-1 Common Stock and the shares of Class B-2 Common Stock will be convertible into Class A Common Stock on a 1-for-1 basis at no cost. There is no public trading market for the Class B-1 Common Stock and Class B-2 Common Stock, although shares of Class B-1 Common Stock and Class B-2 Common Stock may be sold to eligible purchasers under the Issuer's articles of incorporation.

(2) Based on 81,742,424 shares of Class B-1 Common Stock and Class B-2 Common Stock outstanding on September 29, 2003.

Item 1    (a)  Name of Issuer:
               --------------

               Journal Communications, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               333 West State Street
               Milwaukee, Wisconsin  53203

Item 2    (a)  Name of Person Filing:
               ---------------------

               The Journal Company (a wholly-owned subsidiary of the Issuer)

          (b)  Address of Principal Business Office or, if none,
               ------------------------------------------------
               Residence:
               ---------

               333 West State Street
               Milwaukee, Wisconsin  53203

          (c)  Citizenship:
               -----------

               United States

          (d)  Title of Class of Securities:
               ----------------------------

               Class B-1 Common Stock, par value $.01 per share
               Class B-2 Common Stock, par value $.01 per share

          (e)  CUSIP Number:
               ------------

               Not Applicable.

Item 3         If this statement is filed  pursuant to Rule  13d-1(b),  or
               -----------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               -----------------------------------------------------

               Not Applicable.


                               Page 3 of 6 Pages

Item 4    (a)  Ownership:
               ---------

               Amount Beneficially Owned:

               8,676,705 Shares (1)

          (b)  Percent of Class:
               ----------------

               10.6% (2)

          (c)  Number of Shares as to which person has:
               ---------------------------------------

               (i)   sole power to vote or to direct vote:

                     0 Shares (3)

               (ii)  shares power to vote or to direct vote:

                     0 Shares

               (iii) sole power to dispose or direct disposition of:

                     8,676,705 Shares (1)

               (iv)  shared power to dispose or to direct disposition of:

                     0 Shares
_______________

(1) This amount includes 4,338,352 shares of Class B-1 Common Stock and 4,338,353 shares of Class B-2 Common Stock, which have identical rights, preferences and limitations (other than the date on which the shares become convertible into Class A Common Stock). Upon the lapse of certain periods specified in the Issuer's articles of incorporation, which periods are in excess of 60 days, the shares of Class B-1 Common Stock and the shares of Class B-2 Common Stock will be convertible into Class A Common Stock on a 1-for-1 basis at no cost. There is no public trading market for the Class B-1 Common Stock and Class B-2 Common Stock, although shares of Class B-1 Common Stock and Class B-2 Common Stock may be sold to eligible purchasers under the Issuer's articles of incorporation.

(2) Based on 81,742,424 shares of Class B-1 Common Stock and Class B-2 Common Stock outstanding on September 29, 2003.

(3) Under Section 180.0721(2) of the Wisconsin Business Corporation Law, the shares of Class B-1 Common Stock and Class B-2 Common Stock that The Journal Company holds are not entitled to vote.

                               Page 4 of 6 Pages

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable.

Item 7    Identification  and  Classification  of the  Subsidiary  Which
          --------------------------------------------------------------
          Acquired  the  Security  Being Reported by the Parent Holding Company
          ---------------------------------------------------------------------
          or Control Person:
          -----------------

          Not Applicable.

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not Applicable.

Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not Applicable.

Item 10   Certification:
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 9, 2003.

                                THE JOURNAL COMPANY


                                By:  /s/ Mary Hill Leahy
                                     ------------------------------------------
                                     Mary Hill Leahy
                                     Senior Vice President and General Counsel



                               Page 6 of 6 Pages